Interpublic Group
Avenue of the Americas
New York, NY 10036

(212) 704-1300
www.interpublic.com

July 26, 2010

VIA FAX AND EDGAR TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

United States Security and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	The Interpublic Group of Companies, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 1-06686

Dear Mr. Spirgel,

Thank you for your June 1, 2010 letter to Frank Mergenthaler providing certain comments on the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (“IPG”, “we” or “our”) for the year ended December 31, 2009 (the “2009 Annual Report”). We acknowledge the Division’s comments contained in the letter and, as discussed in the responses below, we propose to make certain changes in response to the comments in the appropriate sections of our Definitive Proxy Statement which will be incorporated by reference to our Annual Report on Form 10-K for 2010.

Below are our responses keyed to your comments.

STAFF COMMENT No. 1  We note your disclosure on page 20 indicating that the Committee believes your compensation policies and programs do not encourage excessive risk-taking.  Please describe the process you undertook to reach the conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary.

COMPANY RESPONSE No. 1

Our disclosure on page 20 indicating that the Compensation and Leadership Talent Committee (the “Committee”) believes our compensation policies and programs do not encourage excessive risk-taking that is reasonably likely to have a material adverse impact on IPG was based on the process outlined below.

Annually, the Audit Committee and the Board of Directors review an assessment of the primary operational and regulatory risks facing IPG, their relative magnitude, and management’s plan for mitigating these risks. This assessment is used as the basis for assessing the linkage of business risk to our compensation policies and programs.

In 2009 the Committee’s independent consultant, Hewitt Associates (now Meridian Compensation Partners), assisted IPG management in reviewing our executive and broad-based compensation and benefits programs on a worldwide basis to determine if the programs’ provisions and operations are likely to create undesired or unintentional risk of a material nature. At the October 2009 Committee meeting Hewitt Associates, in conjunction with management, outlined a process, which included defining objectives, identifying participants and roles, affirming sources of potential risk, identifying areas of potential concern, identifying mitigating factors, and creating a scorecard of results. At its February 2010 meeting, the Committee reviewed and approved the compensation risk assessment scorecard, which Interpublic management incorporated.

This risk assessment process performed by IPG management included a full inventory and review of program policies and practices. Management reviewed all rewards programs; the scorecard included the following categories: pay philosophy and governance, compensation mix and balance, variable incentives and performance measurement, stock-based awards/ownership, benefits, and other policies and programs (e.g., severance, employment contracts, etc.).

At its March 2010 meeting, the Committee reviewed the results of the compensation risk assessment scorecard and determined that our compensation programs motivate employees and executives to attach equal importance to the achievement of the short- and long-term goals of IPG, and are compatible with effective internal controls and risk management practices. The Committee concluded that the IPG’s compensation policies, programs, and practices do not create inappropriate or unintended significant risk to IPG.

STAFF COMMENT No. 2  We note that you do not disclose the operating margin (OM) and operating income after incentives (OIAI) performance targets applied in your determination of annual incentive awards due to competitive reasons.  We also note that you do not disclose revenue and OM targets applied in connection with your long-term incentive program, including the targets for the completed performance cycle from 2007 to 2009.  Please note that we believe that disclosure of performance targets based on reported financial results would not generally result in competitive harm when such disclosure is provided after those financial results have been publicly reported.  In future filings, please disclose these performance targets to the extent they remain a material component of your compensation policies.  Also disclose how actual performance, indicating any material adjustments from the amounts reported in your financial statements, compared to the targets.  If you disagree, please provide a detailed analysis of your basis for not disclosing the targets.

COMPANY RESPONSE No. 2

In 2010 and in previous years, we elected in accordance with SEC guidance not to disclose the specific performance objectives or financial results based on our view that such data provides competitive insights that could harm our business.  IPG is in a unique position in that we compete against a limited number of direct peers, none of which are subject to the financial target disclosure requirements. Our direct competitor group is Omnicom Group Inc., WPP Plc, Publicis Groupe S.A. and Havas. WPP, Publicis, and Havas do not file a proxy (non-US organizations), and Omnicom discloses a discretionary incentive program, where financial targets are not established.

We continue to believe that disclosing financial performance targets exposes IPG to competitive disadvantage. While the financial performance largely reflects previously reported financial information, we believe that it provides our direct competitors with significant insight into our compensation practices, providing them with additional tools to hire our key employees and management personnel, as well as additional pricing tools to compete for clients.

Notwithstanding the foregoing, we agree on a go-forward basis to disclose the previous year financial target information of the consolidated IPG companies, based on reported financial results, that is a material component of our compensation policies. We also agree to disclose how actual performance, including any material adjustments from publicly disclosed data, compared to previous year targets.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1381.

Sincerely,

/s/ Frank Mergenthaler

Frank Mergenthaler
Executive Vice President,
Chief Financial Officer